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Exhibit 16.1

[Letterhead of Arthur Andersen LLP]

Office of the Chief Accountant
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

June 19, 2002

Dear Sir/Madam:

The representations made in this letter are based solely on discussions with and representations from the engagement partner on the audits of the financial statements of this registrant for the two most recent fiscal years. That individual is no longer with Arthur Andersen LLP.

We have read the paragraphs 1 through 5 of Item 4 included in the Form 8-K of Earl Scheib, Inc. dated June 19, 2002, to be filed with the Securities and Exchange Commission and we are in agreement with the statements contained therein.

Very truly yours,

/s/ ARTHUR ANDERSEN LLP

Copy to: Mr. Chuck Barrantes, VP and CFO

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  Exhibit 16.1